EXHIBIT 23.1

Independent Auditors’ Consent

The Partners

Host Marriott, L.P.:

We consent to the use of our report dated February 24, except as to notes 1, 4, 5, 8, 12, 18, 19, and 20, which are as of December 2, 2003, with respect to the consolidated balance sheets of Host Marriott, L.P. as of December 31, 2002 and 2001 and the related consolidated statements of operations, partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related schedule of real estate and accumulated depreciation included herein.

The audit report covering the financial statements of Host Marriott, L.P. refers to the adoption of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and Statement of Financial Accounting Standards No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

McLean, Virginia

December 9, 2003